Senmiao Technology Limited

16F, Shihao Square, Middle Jiannan Blvd.

High-Tech Zone, Chengdu

Sichuan, People’s Republic of China 610000

VIA EDGAR

October 30, 2017

Michael Clampitt

Staff Attorney, Office of Financial Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C., 20549

Mail Stop 4720

Re:	Senmiao Technology Limited
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 6, 2017
CIK No. 0001711012

Dear Mr. Clampitt,

Senmiao Technology Limited, a Nevada corporation (the “Company”, “it”, “we”, “us” or “our”), hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 17, 2017, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 previously submitted for the Staff’s confidential review on October 6, 2017.

For your convenience, we have repeated the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments are being made in the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which is filed contemporaneously with the submission of this letter.

Prospectus Summary

Our Company

Overview, page 1

1.	We note your response to prior comment 2 and added disclosure that you “expect to generate sufficient cash flows from operating activities to meet anticipated working capital requirements and capital expenditures for the next 12 months.” Noting the risk factor on page 15 and your historical cash flows, please revise to clarify that you will depend on the proceeds of this offering to meet working capital requirements and capital expenditures for the next 12 months.

In response to the Staff’s comment, we have revised our disclosure in the Registration Statement as requested.

2.	Revise the fourth paragraph to clarify when fees to borrowers and investors are charged and paid.

In response to the Staff’s comment, we have revised our disclosure in the Registration Statement as requested.

The Offering

Use of Proceeds, page 49

3.	Revise here and elsewhere to disclose how the money will be provided to Senmiao. If by loan, describe the material terms including interest and repayment as well as collateral. If by direct investment, what type and what will be the consideration for the investment.

In response to the Staff’s comment, we have revised our disclosure under the heading Use of Proceeds in the Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

4.	Please refer to comment 13 and the resulting tabular presentation of your key metrics provided on page 54. Please revise your filing to explain the reason(s) for the significant fluctuations in key metrics (i.e. loan amounts, average investment amount, average borrowing amount).

In response to the Staff’s comment, we have revised our disclosure of the Registration Statement as requested.

5.	Please revise your filing to disclose revenue metrics (e.g. fees earned as a percentage of loan volume by revenue source for each period presented) and analyze trends as appropriate.

In response to the Staff’s comment, we have revised our disclosure in the Registration Statement as requested.

Key Factors Affecting Our Results of Operations, page 55

6.	Please refer to comment 16. Please revise your filing to address the following:
•	Disclose the reinvestment rate of existing investors;
•	Explain how the amounts disclosed in the table on page 55 of the average loan amount of each investor and average number of total loans held by each investor is consistent with the average investment amount as presented in your table on page 54; and

•	Explain why the sum of the columns for reinvestment of existing investors and number of new investors do not agree to the total number of investors column included in your table.

In response to the Staff’s comment, we have revised our disclosure in the Registration Statement to disclose the reinvestment rate of existing investors. The average loan amount held by each investor disclosed in the table on page 55 should be consistent with the average investment amount as presented in the table on page 54. We have revised our disclosure in the Registration Statement to correct the discrepancy. We have also revised our disclosure in the Registration Statement so that the sum of the existing investors and new investors agree to the total number of investors included in the table.

7.	Please refer to comment 18. Please tell us and revise your filing to explain the reason(s) for the differences in amounts disclosed in your table on page 56 to those disclosed in your table on page 54. We note, for instance, that the total number of borrowers and total amounts of loans are not the same. Please ensure consistency with disclosed amounts in these tables and throughout your filing.

In response to the Staff’s comment, we have revised our disclosure in the Registration Statement to ensure consistency.

8.	Please refer to comment 22. As a result of your revised disclosure on page 57, we note that your average customer acquisition cost has decreased. Please revise your filing to discuss the reason(s) for this decrease and analyze trends in your average customer acquisition costs for all periods provided.

In response to the Staff’s comment, we have revised our disclosure in the Registration Statement as requested.

Our Products and Services, page 63

9.	Please refer to comment 29. We note your response that you have not collected any penalties for late payments since there have not been any defaults. Please revise to clarify which entity will retain penalty fees if there are any in the future.

In response to the Staff’s comment, we have revised our disclosure in the Registration Statement as requested.

Business

Our Strengths

Cost efficient user acquisition, page 68

10.	We note your response to prior comment 5 and disclosure on page 68 and elsewhere regarding Resgreen and that 2,700 Resgreen members have become new users of your platform. Please disclose the number of such Resgreen members that have become borrowers or investors on your platform.

In response to the Staff’s comment, we have revised our disclosure in the Registration Statement as requested.

Our Borrowers, page 69

11.	We note your response to prior comment 26. Please expand your disclosure to describe the aspects of your platform and products that differ from these other institutions that lead them to believe Senmiao’s platform better serves the borrowers’ needs for financing and refer them to you. What are the characteristics of the borrower that gets referred to you compared to a borrower that the institutions don’t refer to your platform?

In response to the Staff’s comment, we have revised our disclosure in the Registration Statement.

Our Products and Services

Products Offered to Borrowers, page 72

12.	We note your revised disclosure in response to comment 32 that you allow borrowers to hold multiple loans at a time. Please tell us, with a view towards revised disclosure, whether you monitor whether borrowers may be “rolling over” one loan for another, masking an inability to repay the principal. Does your platform prevent loan “rollovers?”

We do not allow loan rollovers. If an applicant has an outstanding loan below the limit (i.e. RMB 200,000 for individuals and RMB 1,000,000 for enterprises), we would allow such applicant to borrow additional amount provided that additional guaranty/collateral is provided and such application meets all the criteria for a new loan. The proceeds from the new loan may not be used to pay off prior loans of such borrower. In response to the Staff’s comment, we have revised our disclosure in the Registration Statement to reflect the foregoing.

Stage 4: Approval, Listing and Funding, page 73

13.	Please clarify here or elsewhere how the Form of Financing Intermediary Service Contract filed as Exhibit 10.6 is used in your business. Confirm or explain whether the referenced “loan agreement” here is the same as the Form of Loan and Guarantee Agreement filed as Exhibit 10.14 and whether the referenced “loan assignment and repurchase agreement” is the same as the Form of Loan Assignment Service Agreement filed as Exhibit 10.13. Please ensure that your disclosure accurately captures the parties and terms of these agreements.

We enter into a Finance Intermediary Service Contract with a borrower prior to the disbursement of the loan proceeds. This contract provides for the services fees we will charge the borrower to facilitate the loan transaction on our platform as well as the rights and obligations of each party in the transaction. The Loan Agreement and Loan and Assignment and Repurchase Agreement referenced in the Form of Finance Intermediary Service Contract are the same as the Form of Loan and Guarantee Agreement filed as Exhibit 10.14 and the Form of Loan Assignment Service Agreement filed as Exhibit 10.13, respectively. In response to the Staff’s comment, we have expanded our disclosure regarding the use of the Form of Financing Intermediary Service Contract in the Registration Statement.

Competition, page 78

14.	We note added disclosure that you are the first lending platform in Sichuan that has established a custodian system with a depository bank pursuant to the requirements of applicable PRC regulations and that loan transactions on our platform comply with restrictions on aggregate loan amounts for individual borrowers and businesses set forth in PRC regulations while those of your competitors currently do not. With a view towards revised disclosure, please advise us of the basis for these statements.

We obtained the list of online lending platforms based in Sichuan on wdzj.com, a third party internet lending information platform, (http://www.wdzj.com/news/yc/1073688.html), which contains information regarding the lending platforms in Sichuan that had a custodian system with a depository bank as of September 28, 2017. Then, based on the dates of establishing the custodian systems published by these platforms, we concluded that we were the first non-state owned platform to have such custodian system in place. Please refer to the list below on the dates when the online lending platforms in Sichuan set up their custodian systems as well as the source of such information.

Name	Ownership	Date of Establishing the Custodian System	Source
Tianfu Wealth	State owned	Not available	Not available
eXing Finance	State owned	Not available	Not available
Koudai Net	Non –state owned	June 1, 2017	http://www.qdai.com.cn/new_v2/detail.aspx?articleid=514
Lifanshanchen	Non –state owned	August 3, 2017	http://info.service.hc360.com/2017/08/111002502384.shtml
Lizi Wealth	Non –state owned	April 24, 2017	https://www.lizicaifu.com/content/aboutUs
Qianzengzeng	Non –state owned	September 8, 2017	http://www.sohu.com/a/191504096_465269
Xiangyouzhuan	Non –state owned	July 7, 2017	http://yiliao88.com/simple/?t234541.html
Tuteng Loan	Non –state owned	May 18, 2017	http://news.p2peye.com/article-496409-1.html
Zhongke Loan	Non –state owned	July 16, 2017	http://www.sinotf.com/GB/News/Enterprise/2017-07-17/4MMDAwMDI1MTQ4MQ.html
Liantou Finance	Non –state owned	August 2, 2017	http://fushun.nen.com.cn/system/2017/08/04/020007674.shtml

In response to the Staff’s comment, we have revised our disclosure in the Registration Statement.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 112

15.	We note disclosure of your appointment of ZH CPA LLP, as your new independent registered public accounting firm, effective September 27, 2017. We also note that ZH CPA LLP has audited your financial statements for the two year period ended March 31, 2017, which includes restated financial statements and is dated September 28, 2017 as noted on page F-2. Please tell us how an audit, including a restatement, could occur one day after the appointment of ZH CPA LLP.

Our engagement letter with ZH CPA LLP was executed on August 26, 2017 and the auditors’ actual work started right thereafter. The engagement was subsequently approved and ratified by our board of directors on September 27, 2017.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

16.	Please have your auditors revise their audit report to include an explanatory paragraph related to the correction of the material misstatement in previously issued financial statements or tell us why an explanatory paragraph is not required. Refer to AS 3101.18.

In response to the Staff’s comment, our auditors have revised their auditor report in the Registration Statement.

17.	Please have your auditors tell us why they believe the explanatory paragraph included in your independent auditors report is appropriate.

In response to the Staff’s comment, our auditors have provided an explanation attached hereto as Exhibit A.

Note 1. Organization and Principal Activities

VIE Agreements with Sichuan Senmiao, page F-8

18.	Please refer to comment 41. It appears that the disclosure exception you reference applies to nonpublic companies. Therefore, please revise to provide the information required by ASC 810-10-50-12.

In response to the Staff’s comment, we noted ASC 810-10-50-12 has been superseded by ASU 2009-17, ASU2014-07 and ASU2015-02. In the latest Topic 810, ASC 810-10-50-5A is applicable to “A reporting entity that is a primary beneficiary of a VIE”. If the reporting entity is the primary beneficiary of the VIE, the FASB has provided an exception to these disclosure requirements if the VIE has all of the following characteristics: (1) it meets the definition of a business, (2) it issues voting equity interests and the primary beneficiary holds a majority voting interest and (3) its assets can be used for purposes other than the settlement of the VIE’s obligations.

Because the Company is a primary beneficiary of Sichuan Senmiao, the FASB’s permitted exception to the disclosure requirements under ASC 810-10-50-5A applies to the Company.

19.	Please refer to comment 42. Please revise your filing to remove references to cost of revenues since you have included certain costs within general and administrative expenses.

In response to the Staff’s comment, we have revised our disclosure in the Registration Statement as requested.

Unaudited Financial Statements

20.	Given the significance of the information, please revise future filings to provide a statement of changes in stockholders’ equity for the periods presented.

We will revise future filings as suggested by the Staff.

21.	We note your disclosure on page F-27, that on June 19, 2017, you sold 100,000 shares of its common stock for a total purchase price of $10.00. Please ensure the number of shares disclosed in your balance sheet and statement of changes in stockholders’ equity, the weighted average number of common shares calculation used for earnings per share calculations, and all other relevant disclosure throughout your filing appropriately considers this share issuance.

Since the 100,000 shares was sold at an aggregation of purchase consideration of $10.00, we did not include it in the balance sheets as of June 30, 2017 in light of its quantitatively insignificant impact on the financial statements.

In response to the Staff’s comment, in next filing, we will disclose the number of shares in the balance sheet and statement of changes in stockholders’ equity, the weighted average number of common shares calculation used for earnings per share calculations, and all other relevant disclosure throughout filing appropriately considers this and further share issuance.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow, Esq. at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Xi Wen
Chairman, President and Secretary

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP

F. Alec Orudjev, Esq.
Schiff Hardin LLP

Exhibit A

October 19, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: Senmiao Technology Ltd.

We were engaged as the independent accountants for Senmiao Technology Ltd. (the “Company”) to audit the Company’s consolidated financial statements for the year ended March 31, 2017 and 2016. As part of our audit procedures, we have reviewed the company’s note disclosures including those related to restatement of consolidated financial statements for the year ended March 31, 2017. In our opinion, the above mentioned financial statements including accompanying notes, are presented fairly and in conformity with the accounting principles generally accepted in the United States of America.

AS 3101.18 requires including an explanatory paragraph in the auditor’s report that (1) include a statement that the previously issued financial statement have been restated for the correction of a material misstatement in the respective period and (2) a reference to the company’s disclosure of the correction of the misstatement. Given the impact of the misstatements is material, we determined it is appropriate to include such explanatory paragraph in our audit report.

In response to the comments related to Report of Independent Registered Public Accounting Firm on discussed on SEC Staff comment letter dated October 17, 2017, we have revised our audit report to include an explanatory paragraph related to the correction of misstatements in the consolidated financial statements for the year ended March 31, 2017 following the opinion paragraph. We have determined the disclosures related to the restatements as discussed in Note 3 to the Company’s consolidated financial statements for the year ended March 31, 2017 and 2016 comply with ASC 250-10-50 thus are adequate.

Sincerely,

/s/ ZH CPA LLP